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                                                                                                       EXHIBIT (12)

                                        SPRINT CORPORATION
                      COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)
                                       (dollars in millions)


                                                       Quarter Ended                      Year to Date
                                                       September 30,                      September 30,
                                             ---------------------------------------------------------------------
                                                   1997             1996              1997             1996
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Earnings
   Income from continuing operations
     before taxes                            $        360.3    $       509.8    $      1,260.5    $     1,524.5
   Capitalized interest                               (13.0)           (27.4)            (69.7)           (80.6)
   Equity in net losses of less than 50%
     owned entities                                   221.8             60.6             485.0            146.7
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Subtotal                                              569.1            543.0           1,675.8          1,590.6
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Fixed charges
   Interest charges of continuing
     operations                                        62.6             75.4             204.8            225.8
   Interest factor of operating rents                  34.1             30.0              95.1             89.4
   Pre-tax cost of preferred stock
     dividends of subsidiaries                          0.1              0.1               0.2              0.4
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Total fixed charges                                    96.8            105.5             300.1            315.6
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Earnings, as adjusted                        $        665.9    $       648.5    $      1,975.9    $     1,906.2
                                             ---------------------------------------------------------------------
Ratio of earnings to fixed charges                     6.88             6.15              6.58             6.04
                                             ---------------------------------------------------------------------


Note: The ratios were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before taxes, plus equity in the net losses of less-than-50%-owned entities, less capitalized interest. Fixed charges include (a) interest on all debt of continuing operations (including amortization of debt issuance costs), (b) the interest component of operating rents, and (c) the pre-tax cost of subsidiary preferred stock dividends.
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